Exhibit 3.5

CERTIFICATE OF DESIGNATION OF

SERIES A PREFERRED STOCK OF

KNOBIAS, INC.

The undersigned, E. Key Ramsey, President of Knobias, Inc., a Delaware corporation (the “Corporation”), hereby certifies that pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation by unanimous written consent, duly adopted the following resolutions providing for the issuance of shares of Series A Preferred Stock, which resolutions have not been modified and are in full force and effect on the date hereof:

WHEREAS, pursuant to the Amended and Restated Certificate of Incorporation of Knobias, Inc. (the “Corporation”), the Corporation is authorized to issue Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”); and

WHEREAS, as of the date hereof, no shares of Preferred Stock of the Corporation are issued and outstanding; and

WHEREAS, the Board of Directors is vested with the authority to adopt a resolution or resolutions providing for the issuance of authorized but unissued shares of Preferred Stock, which shares may be issued from time to time in one or more series and in such amounts as may be determined by the Board of Directors in such resolution or resolutions; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to designate and fix the powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of a series of the Preferred Stock and the number of shares constituting such series.

NOW, THEREFORE, BE IT RESOLVED, that there is hereby authorized and designated such a series of the Preferred Stock and that the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof as herein set forth:

Section 1. Designation, Amount and Stated Value. A series of Preferred Stock shall be designated the “Series A Preferred Stock” (the “Series A Preferred Stock”), and the number of shares constituting such series shall be an aggregate of Two Million (2,000,000) shares, par value $0.01 per share.

Section 2. Dividends and Distributions.

(a) Preferred Dividends. Subject to the prior and superior right of the holders of any shares of any series of Preferred Stock ranking prior to the shares of Series A

Preferred Stock, each holder of Series A Preferred Stock shall be entitled to receive, as and when declared by the Board of Directors, out of funds legally available for the payment of dividends:

(1) Non-cumulative Dividends. Non-cumulative dividends based upon the fees received by the Corporation and its Affiliates (collectively, the “Corporation”) for (A) access to the Corporation’s internet-based financial services platform and (B) execution of customer securities transactions, expressed in number of shares traded (collectively, “Usage Fees”) from (x) customers referred to the Corporation by the stockholder and/or (y) Usage Fees paid to the Corporation by the stockholder. A holder of Series A Preferred Stock whose actions result in the receipt of Usage Fees by the Corporation either through the referral of the customers or the payment of Usage Fees as a customer of the Corporation is hereafter referred to as a “Dividend Stockholder.” The dividends to be paid on each share of Series A Preferred Stock held by a Dividend Stockholder on the Record Date shall be calculated as follows:

(i) The net income from Usage Fees received by the Corporation from the actions of a Dividend Stockholder shall be separately calculated for each Dividend Stockholder according to the following formula:

NI

—     x     GIF = NIF

GI

NI = the Corporation’s net income and GI = the Corporation’s gross income, in each case as calculated by the independent accounting firm normally providing services to the Corporation, using generally accepted accounting principles consistently applied.

GIF = the gross income from Usage Fees actually received by the Corporation from the actions of a Dividend Stockholder.

NIF = the net income from Usage Fees and actually received by the Corporation from the actions of a Dividend Stockholder.

(ii) The dividend per share to be paid to each Dividend Stockholder shall be the percentage of NIF, as separately calculated in subsection(a)(1)(i) above for each Dividend Stockholder pursuant to the following schedule, divided by the number of shares of Series A Preferred Stock held by that Dividend Stockholder on the Record Date.

Monthly Share Volume	Volume Dividend Rate	Desktop Subscriptions	Desktop Dividend Rate
1,000,000 - 9,999,999	10% of NIF	1-25	10% of NIF
10,000,000 - 19,999,999	15% of NIF	26-50	15% of NIF
10,000,000 - 29,999,999	20% of NIF	51-100	20% of NIF
30,000,000 and above	25% of NIF	101 and above	25% of NIF

(2) Cumulative Dividends. Cumulative dividends at an annual rate of $0.12 per share, which dividends shall be payable semi-annually in arrears on April 30, and October 31, 2005, and on the same dates in each succeeding year, or if such date is not a Business Day, then on the next succeeding Business Day. Such dividends shall be paid to the holders of record of the Series A preferred Stock at the close of business on such Record Date as shall be determined by the Board of Directors at the time such dividend is declared, and may be paid in cash or in shares of the Corporation’s Common Stock. In the event that the Board of Directors elects to pay the cumulative dividend in shares of the Corporation’s Common Stock, then the Common Stock shall be valued at the average closing price per share for twenty (20) trading days immediately preceding the Record Date. In the event that the non-cumulative dividend described in subsection 2(a)(1) above shall have been paid to the holders of the Series A Preferred Stock in an amount greater than the cumulative dividend that would have been payable for the same semi-annual period, then the cumulative dividend described in this subsection 2(a)(2) shall cease to accrue and shall not be payable for the period of time covered by the calculation and payment of the non-cumulative dividend.

(b) Definitions. The undefined capitalized terms used in this Section 1 shall be defined as follows:

(i) “Affiliate” shall mean any entity in which the Corporation shall hold fifty percent (50%) or more of the voting equity interest;

(ii) “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Jackson, Mississippi or New York, New York are authorized or required by law to close;

(iii) “Closing Price” shall mean the last reported sales price each day or, if no sale takes place on a given day, the average of the closing bid and asked prices, in either case as reported on NASDAQ or a similar service if NASDAQ is no longer reporting such information.

(iv) “Record Date” shall mean the record date fixed by the Board of Directors upon which a Referring Stockholder must have held his Series A Preferred Stock in order to receive a dividend.

Section 3. Rights; Ranking. Except as otherwise provided by this Certificate of Designation, all shares of Series A Preferred Stock shall be identical and shall entitle the holders of the Series A Preferred Stock to the rights and privileges set forth herein. The Series A Preferred Stock shall rank (i) senior to the Common Stock and to all other classes of equity securities of the Corporation which by their terms do not rank senior to the Series A Preferred Stock, and (ii) junior to any classes or series of equity securities which by their terms shall rank senior to the Series A Preferred Stock. The Series A Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Corporation now or hereafter outstanding.

Section 4. Record Date. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of the dividends payable pursuant to Section 2 above, which record date shall not be more than 60 days prior to the dividend payment date.

Section 5. Redemption. The Corporation shall have no right to redeem any shares of Series A Preferred Stock. No holder of Series A Preferred Stock shall have any right to require the Corporation to redeem any share of Series A Preferred Stock.

Section 6. Preference and Participation Upon Liquidation, Dissolution or Winding Up. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution, an aggregate amount equal to the sum of $1.20 for each share, all accrued but unpaid cumulative dividends plus any declared but unpaid non-cumulative dividends (the “Preference Amount”) in preference to any distribution to the holders of Common Stock. After the payment of the Preference Amount to the holders of Series A Preferred Stock, the remaining assets will be distributed among and paid to the holders of the Common Stock and the holders of the Series A Preferred Stock on a share-by-share basis in proportion to the amounts that would be payable to such holders if the holders of the Series A Preferred Stock had exercised their conversion rights pursuant to Section 7 below. For purposes of this Section 6, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include (i) the sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Corporation or (ii) the acquisition of the Corporation by any other person by means of consolidation or merger of the Corporation with or into one or more persons (excluding any merger of the Corporation for the purpose of changing the domicile of the Corporation); unless, in either event, the Corporation’s stockholders of record immediately prior to such acquisition or sale will, immediately after such acquisition or sale, hold at least 50% of the voting power of the surviving entity.

Section 7. Conversion.

(a) Stockholders’ Right to Convert. Each share of Series A Preferred Stock shall be convertible at any time, at the sole option and election of the holder thereof, into fully paid and nonassessable shares of Common Stock.

(b) Number of Shares of Common Stock Issuable upon Conversion. Each share of Series A Preferred Stock shall initially be convertible into two (2) shares of Common Stock.

(c) Mechanics of Conversion. A holder electing to exercise his or its option to convert shall surrender to the Corporation, at its principal office or such other office or agency maintained by the Corporation for that purpose, certificates representing the shares of Series A Preferred Stock to be converted, accompanied by a written notice stating that such holder elects to convert such shares in accordance with this Section 7. The date of receipt of such certificates and notice by the Corporation at such office shall be the conversion date (the “Series A Conversion Date”). If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his or its attorney duly authorized in writing. Within ten business days after the Series A Conversion Date, the Corporation shall issue to such holder a number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible pursuant to paragraph (ii) above. Certificates representing such shares of Common Stock shall be delivered to such holder at such holder’s address as it appears on the books of the Corporation.

(d) Termination of Rights. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Series A Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of all accrued but unpaid cumulative dividends and any declared and unpaid non-cumulative dividends thereon.

(e) No Conversion Charge or Tax. The issuance and delivery of certificates for shares of Common Stock upon the conversion of shares of Series A Preferred Stock shall be made without charge to the holder of shares of Series A Preferred Stock for any issue or transfer tax, or other incidental expense in respect of the issuance or delivery of such certificates or the securities represented thereby, all of which taxes and expenses shall be paid by the Corporation.

(f) Reorganization, Reclassification and Merger Adjustment. If there occurs any capital reorganization or any reclassification of the Common Stock of the Corporation, the consolidation or merger of the Corporation with or into another entity (other than a merger of the Corporation for the purpose of changing the domicile of the

Corporation or a merger or consolidation of the Corporation in which the Corporation is the continuing corporation and which does not result in any reclassification or change of outstanding shares of its Common Stock) or the sale or conveyance of all or substantially all of the assets of the Corporation, then each share of Series A Preferred Stock shall thereafter be convertible into the same kind and amounts of securities (including any shares of stock) or other assets, or both, which were issuable or distributable to the holders of outstanding Common Stock of the Corporation upon such reorganization, reclassification, consolidation, merger, sale or conveyance, in respect of that number of shares of Common Stock into which such share of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification, consolidation, merger, sale or conveyance; and, in any such case, appropriate adjustments (as determined in good faith by the Board of Directors of the Corporation, whose determination shall be conclusive) shall be made to assure that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or other assets thereafter deliverable upon the conversion of the Series A Preferred Stock.

(g) Income and Stock Price Adjustment. In the event that (i) the Corporation’s pre-tax income for the three-month period ending December 31, 2005, on an annualized basis, is less than $2,000,000, or (ii) the average Closing Price of the Corporation’s Common Stock for the month of December 2005 is less than $1.00 per share, then effective January 1, 2006, each share of Series A Preferred Stock shall be convertible into four (4) shares of Common Stock.

(h) Notice of Adjustment. Whenever the securities or other property deliverable upon the conversion of the Series A Preferred Stock shall be adjusted pursuant to the provisions hereof, the Corporation shall promptly give written notice thereof to each holder of shares of Series A Preferred Stock at such holder’s address as it appears on the transfer books of the Corporation and shall forthwith file, at its principal executive office and with any transfer agent or agents for the Series A Preferred Stock and the Common Stock, a certificate, signed by the Chairman of the Board, President or one of the Vice Presidents of the Corporation, and by its Chief Financial Officer, Treasurer or one of its Assistant Treasurers, stating the securities or other property deliverable per share of Series A Preferred Stock calculated to the nearest cent or to the nearest one-hundredth of a share and setting forth in reasonable detail the method of calculation and the facts requiring such adjustment and upon which such calculation is based. Each adjustment shall remain in effect until a subsequent adjustment hereunder is required.

(i) Reservation of Common Stock. The Corporation shall at all times reserve and keep available for issuance upon the conversion of the shares of Series A Preferred Stock the maximum number of its authorized but unissued shares of Common Stock as is reasonably anticipated to be sufficient to permit the conversion of all outstanding shares of Series A Preferred Stock, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Series A Preferred Stock.

(j) No Fractional Shares. In connection with the conversion of any shares of Series A Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by $1.20.

Section 8. Voting Rights. The holders of Series A Preferred Stock and Common Stock will vote together and not as a separate class, except as required by law. The Series A Preferred Stock will have such number of votes as is equal to the number of shares of Common Stock then issuable upon conversion.

Section 9. Anti-dilution.

(a) Adjustments for Dilution. For purposes of Section 7, if and whenever the Corporation shall issue or sell, or is deemed to have issued or sold, any Common Stock for a consideration less than $0.60 per share, then, forthwith upon such issue or sale, the number of shares of Common Stock to be issued to the holders of Series A Preferred Stock upon conversion thereof shall be equal to the product of (A) the number of shares of Series A Preferred Stock then outstanding and (B) a fraction, the numerator of which shall be $0.60 multiplied by the number of shares of Common Stock outstanding after the date of issuance and the denominator of which shall be $0.60 multiplied by the number of shares of Common Stock outstanding immediately prior to the date of issuance plus the total consideration received or to be received by the Corporation in connection with such issuance. For purposes of this paragraph, the foregoing shall apply in the following circumstances:

(1) Issuance of Rights or Options. If, after                 , 2004, the Corporation shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock (other than options for Common Stock as may be issued pursuant to the Corporation’s Stock Incentive Plan) or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”) whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (1) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the conversion or exchange thereof by (2) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than $0.60 per share.

(2) Issuance of Convertible Securities. In case the Corporation shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (1) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (2) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than $0.60 per share.

(3) Change in Option Price or Conversion Rate. If (1) the purchase price provided for in any Option referred to above, (2) the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to above, or (3) the rate at which Convertible Securities referred to above are convertible into or exchangeable for Common Stock, shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution).

(4) Share Dividends or Distributions. In case the Corporation shall declare a dividend or make any other distribution upon any Common or Preferred Stock payable in Common Stock, Options or Convertible Securities, any such Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

(5) Consideration for Shares. In case any Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Corporation therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair value of such consideration as determined by the Board, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as is determined by the Board.

(6) Record Date. In case the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (1) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (2) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(7) Treasury Shares. The disposition of any Common Stock owned or held by or for the account of the Corporation shall be considered an issue or sale of Common Stock for the purpose of this paragraph.

Section 10. No Impairment. The Corporation will not, by amendment of its Amended and Restated Certificate of Incorporation or through any reorganization, recapitalization, transfer of all or a substantial portion of its assets, consolidation, merger, dissolution, issue or sale of securities, closing or transfer books or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Certificate of Designations by the Corporation, but will at all times in good faith assist in carrying out all the provisions of this Certificate of Designations and in taking all such action as may be necessary or appropriate in order to protect the conversion and other rights of the holders of Series A Preferred Stock against impairment.

Section 11. Status of Acquired Shares. Shares of Series A Preferred Stock acquired by the Corporation shall be restored to the status of authorized but unissued shares of capital stock, without designation as to series, and, subject to the other provisions hereof, may thereafter be issued.

Section 12. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof, unless to do so would contravene the present valid and legal intent of the Corporation and the initial purchaser of the Series A Preferred Stock.

Knobias, Inc. has caused this Certificate to be signed by E. Key Ramsey, its President, and attested by Robert L. Atkins, its Secretary this 15th day of November, 2004.

S/ E. Key Ramsey
E. Key Ramsey
President

ATTEST:

S/ Robert L. Atkins
Robert L. Atkins
Secretary